Exhibit 99.1


                                                               February 20, 2001


Board of Directors
Springs Industries, Inc.
205 North White Street
Fort Mill, South Carolina  29715


Ladies and Gentlemen:

            Members of the Close family (the "Family Shareholders") who own approximately 41% of the common stock of Springs Industries, Inc. (the "Company") and Heartland Industrial Partners, L.P. ("Heartland") are pleased to submit a proposal to acquire all the outstanding common stock of the Company not owned by the Family Shareholders in a recapitalization transaction for $44.00 per share in cash (the "Transaction").

            The total funds necessary to consummate the Transaction (including refinancing the Company's existing credit facility) are expected to be approximately $1,195 million. These funds would be provided by $225 million in new equity from Heartland and committed debt financing from The Chase Manhattan Bank ("Chase"). Copies of the commitment letters received by Heartland from Chase are attached hereto as Exhibit A and a copy of the equity commitment letter of Heartland is attached hereto as Exhibit B.

            We anticipate that the Transaction would close within 90 days of signing a definitive recapitalization agreement. We will provide you and your legal and financial advisors shortly a draft recapitalization agreement and are prepared to expeditiously negotiate a definitive agreement. Obviously, neither the Company on the one hand nor Heartland and the Family Shareholders on the other will have any legal obligation relating to the Transaction until mutually satisfactory definitive agreements have been executed by all parties.

            The Family Shareholders have confirmed to and agreed with Heartland that they are not sellers of their equity in the Company, other than approximately one million shares which may be sold prior to the Transaction, and therefore would not support any alternative transaction.

            We welcome the opportunity to discuss with you all aspects of this proposal and are prepared to commence negotiations with respect to the Transaction immediately. If you have any questions regarding, or wish to discuss, this proposal, please contact for the

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Family Shareholders Crandall C. Bowles at (803) 547-3795 and for Heartland David
Stockman or Dan Tredwell at (203) 861-2622.

                                    Sincerely,


                                    /s/ Crandall C. Bowles
                                    ----------------------------------------
                                    Crandall C. Bowles
                                    On behalf of the Family Shareholders


                                    HEARTLAND INDUSTRIAL PARTNERS,
                                    L.P.

                                    By: HEARTLAND INDUSTRIAL
                                        ASSOCIATES, L.L.C.,
                                        its General Partner



                                    By:  /s/ David A. Stockman
                                         -----------------------------------
                                         Name:  David A. Stockman
                                         Title: Senior Managing Director




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